UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission File Number 333-128780

NCL Corporation Ltd.

(Translation of registrant’s name into English)

7665 Corporate Center Drive, Miami, Florida 33126

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NCL Corporation Ltd.

NCL Corporation Ltd.

Consolidated Statements of Operations

(unaudited, in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Revenue
Passenger ticket	$490,322	$490,081	$1,257,871	$1,225,980
Onboard and other	184,089	176,553	515,204	504,750

Total revenue	674,411	666,634	1,773,075	1,730,730

Cruise operating expense
Commissions, transportation and other	122,331	126,552	321,640	319,611
Onboard and other	53,641	50,563	136,851	133,650
Payroll and related	72,961	74,448	220,683	219,017
Fuel	69,602	61,106	206,743	181,716
Food	32,452	32,814	95,163	95,336
Other	43,084	53,797	152,759	175,165

Total cruise operating expense	394,071	399,280	1,133,839	1,124,495

Other operating expense
Marketing, general and administrative	57,779	60,818	190,748	193,178
Depreciation and amortization	48,423	46,517	140,900	139,284

Total other operating expense	106,202	107,335	331,648	332,462

Operating income	174,138	160,019	307,588	273,773

Non-operating income (expense)
Interest expense, net	(47,196)	(49,888)	(142,271)	(144,439)
Other income (expense)	1,246	(2,622)	2,186	(534)

Total non-operating income (expense)	(45,950)	(52,510)	(140,085)	(144,973)

Net income	$128,188	$107,509	$167,503	$128,800

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Statements of Comprehensive Income

(unaudited, in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Net income	$128,188	$107,509	$167,503	$128,800

Other comprehensive income (loss):
Changes related to cash flow hedges:
Net unrealized gain (loss) related to cash flow hedges	40,860	(25,584)	15,110	10,267
Amount realized and reclassified into earnings	(2,707)	(9,169)	(19,309)	(26,287)
Change related to Shipboard Retirement Plan	98	95	294	(309)

Total other comprehensive income (loss)	38,251	(34,658)	(3,905)	(16,329)

Total comprehensive income	$166,439	$72,851	$163,598	$112,471

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Balance Sheets

(unaudited, in thousands, except share data)

	September 30, 2012	December 31, 2011
Assets
Current assets:
Cash and cash equivalents	$68,694	$58,926
Accounts receivable, net	15,119	8,159
Inventories	43,175	36,234
Prepaid expenses and other assets	60,636	48,824

Total current assets	187,624	152,143
Property and equipment, net	4,934,434	4,640,093
Goodwill and tradenames	611,330	602,792
Other long-term assets	159,255	167,383

Total assets	$5,892,643	$5,562,411

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$184,156	$200,582
Accounts payable	66,961	80,327
Accrued expenses and other liabilities	253,905	208,102
Due to Affiliate	29,852	2,963
Advance ticket sales	378,240	325,472

Total current liabilities	913,114	817,446
Long-term debt	2,726,742	2,837,499
Due to Affiliate	177,013	—
Other long-term liabilities	64,262	63,003

Total liabilities	3,881,131	3,717,948

Commitments and contingencies (Note 6)
Shareholders’ equity:
Ordinary shares, $.0012 par value; 40,000,000 shares authorized; 21,000,000 shares issued and outstanding	25	25
Additional paid-in capital	2,335,424	2,331,973
Accumulated other comprehensive income (loss)	(23,699)	(19,794)
Retained earnings (deficit)	(300,238)	(467,741)

Total shareholders’ equity	2,011,512	1,844,463

Total liabilities and shareholders’ equity	$5,892,643	$5,562,411

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Statements of Cash Flows

(unaudited, in thousands)

	Nine Months Ended September 30,
	2012	2011
Cash flows from operating activities
Net income	$167,503	$128,800
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	160,781	159,527
Gain on derivatives	(2,067)	(1,573)
Write-off of deferred financing fees	2,358	—
Share-based compensation expense	495	906
Premium on debt issuance	6,000	—
Changes in operating assets and liabilities:
Accounts receivable, net	(4,649)	(4,626)
Inventories	(6,941)	(8,798)
Prepaid expenses and other assets	375	(9,154)
Accounts payable	(13,393)	211
Accrued expenses and other liabilities	27,312	22,981
Advance ticket sales	38,749	35,272

Net cash provided by operating activities	376,523	323,546

Cash flows from investing activities
Additions to property and equipment and other	(229,855)	(117,321)

Net cash used in investing activities	(229,855)	(117,321)

Cash flows from financing activities
Repayments of long-term debt	(718,255)	(334,986)
Proceeds from long-term debt	584,990	122,086
Other	(3,635)	(537)

Net cash used in financing activities	(136,900)	(213,437)

Net increase (decrease) in cash and cash equivalents	9,768	(7,212)
Cash and cash equivalents at beginning of period	58,926	55,047

Cash and cash equivalents at end of period	$68,694	$47,835

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

(unaudited)

References herein to (i) the “Company,” “we,” “our,” and “us” refer to NCL Corporation Ltd. and its subsidiaries and predecessors, (ii) “Apollo” refers to Apollo Global Management, LLC and its subsidiaries and the “Apollo Funds” refers to one or more of NCL Investment Limited, NCL Investment II Ltd., AIF VI NCL (AIV), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P. and Apollo Overseas Partners (Germany) VI, L.P., (iii) “TPG Capital” refers to TPG Capital, L.P. and the “TPG Viking Funds” refers to one or more of TPG Viking I, L.P., TPG Viking II, L.P., TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P., and TPG Viking AIV III, L.P. and/or certain other affiliated investment funds, each an affiliate of TPG Capital, (iv) “Genting HK” refers to Genting Hong Kong Limited and/or its affiliates (formerly Star Cruises Limited and/or its affiliates), and (v) “Affiliate(s)” refers to one or more of the aforementioned entities. References to the “U.S.” are to the United States of America, “dollars” or “$” are to U.S. dollars and “euros” or “€”are to the official currency of the Eurozone.

1.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are unaudited and, in our opinion, contain all normal recurring adjustments necessary for a fair statement of the results for the periods presented.

Our operations are seasonal and results for interim periods are not necessarily indicative of the results for the entire fiscal year. Historically, demand for cruises has been strongest during the summer months. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011, which are included in our most recently filed Annual Report on Form 20-F.

Goodwill and Tradenames

In February 2012, we acquired Sixthman, a company specializing in developing and delivering music oriented Charters. The purchase price was $7.5 million, consisting of $4.0 million in cash and $3.5 million in contingent consideration. As of September 30, 2012, we completed our allocation of the purchase price, which has resulted in recording $8.5 million of goodwill and tradenames related to the acquisition.

Change in Accounting Policy

During the fourth quarter of 2011, we changed our method of accounting for credit card fees and certain sales incentives paid to our employees associated with passenger ticket sales. Previously, we expensed credit card fees when paid to the processor and sales incentives when paid to the employee (the “direct method”). Such costs are direct and incremental to the sale of passenger tickets, and accordingly we have elected to expense these amounts when the revenue is recognized for the associated voyage (the “deferral method”). We view the deferral method as the preferable method as, among other factors, it better matches our costs with the recognition of the associated revenue and internally aligns our cost deferral policies with other comparable costs. The effects of the change on our consolidated statements of operations were as follows (in thousands):

	Three Months Ended September 30, 2011			Nine Months Ended September 30, 2011
	Direct Method	Deferral Method	Effect of Change	Direct Method	Deferral Method	Effect of Change
Commissions, transportation and other	$124,473	$126,552	$2,079	$319,463	$319,611	$148

Marketing, general and administrative	$60,208	$60,818	$610	$193,377	$193,178	$(199)

Net income	$110,198	$107,509	$(2,689)	$128,749	$128,800	$51

Reclassification

Certain amounts in prior periods have been reclassified to conform to the current period presentation.

Revenue and Expense Recognition

Revenue and expense includes taxes assessed by governmental authorities that are directly imposed on a revenue-producing transaction between a seller and a customer. The amounts included in revenue on a gross basis were $37.3 million and $37.0 million for the three months ended September 30, 2012 and 2011, respectively, and $104.0 million and $97.3 million for the nine months ended September 30, 2012 and 2011, respectively.

2.	Long-Term Debt

In February 2012, we issued $100.0 million of 9.50% senior unsecured notes due 2018. The notes were issued at a price of 106%, plus accrued and unpaid interest from and including November 15, 2011. The net proceeds after the initial purchasers’ discount and fees and expenses were $103.5 million. We used the net proceeds from the offering to repay portions of certain of our outstanding revolving credit facilities, certain of our existing capital leases and for general corporate purposes.

In June 2012, we voluntarily prepaid $75.0 million on various credit facilities in connection with a modification of certain terms and conditions associated with these facilities. The prepayment resulted in a $2.4 million non-cash write-off of deferred financing fees.

3.	Related Party Transactions

In June 2012, we exercised our option with Genting HK to purchase Norwegian Sky, which previously had been operated by us pursuant to a Charter agreement. The purchase price was $259.3 million, which consisted of a $50.0 million cash payment and a $209.3 million note payable to Genting HK. The note is to be repaid over seven equal semi-annual payments beginning June 2013 and has a weighted-average interest rate of 1.52% through maturity.

The fair value of the note payable was $205.5 million based on discounting the future payments at an imputed interest rate of 2.26% per annum, which was commensurate with the Company’s borrowing rate for similar assets.

In the event that an initial public offering is effectuated on or before May 31, 2013 by Norwegian Cruise Line Holdings Ltd., (“IPO”) then $79.7 million of the note shall become payable to Genting HK within fourteen days of the IPO effective date, and the remaining balance is to be repaid over seven equal semi-annual payments beginning June 2013.

The note payable is collateralized by a mortgage and an interest in all earnings, proceeds of insurance and certain other interests related to the ship.

4.	Fair Value Measurements and Derivatives

Fair value is defined as the price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date under current market conditions (that is, an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

Fair Value Hierarchy

The following hierarchy for inputs used in measuring fair value should maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that the most observable inputs be used when available:

Level 1	Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement dates.

Level 2	Significant other observable inputs that are used by market participants in pricing the asset or liability based on market data obtained from independent sources.

Level 3	Significant unobservable inputs we believe market participants would use in pricing the asset or liability based on the best information available.

Our derivatives and financial instruments were categorized as Level 2 in the fair value hierarchy, and we had no derivatives or financial instruments categorized as Level 1 or Level 3.

Derivatives

We are exposed to market risk attributable to changes in interest rates, foreign currency exchange rates and fuel prices. We attempt to minimize these risks through a combination of our normal operating and financing activities and through the use of derivatives. We assess whether derivatives used in hedging transactions are “highly effective” in offsetting changes in the cash flow of our hedged forecasted transactions. We use regression analysis for this hedge relationship and high effectiveness is achieved when a statistically valid relationship reflects a high degree of offset and correlation between the fair values of the derivative and the hedged forecasted transaction. Cash flows from the derivatives are classified in the same category as the cash flows from the underlying hedged transaction. The determination of ineffectiveness is based on the amount of dollar offset between the cumulative change in fair value of the derivative and the cumulative change in fair value of the hedged transaction at the end of the reporting period. If it is determined that a derivative is not highly effective as a hedge, or if the hedged forecasted transaction is no longer probable of occurring, then the amount recognized in accumulated other comprehensive income (loss) is released to earnings. In addition, the ineffective portion of our highly effective hedges is recognized in earnings immediately and reported in other income (expense) in our consolidated statements of operations. There are no amounts excluded from the assessment of hedge effectiveness and there are no credit-risk-related contingent features in our derivative agreements. Our policy is to not use any financial instruments for trading or other speculative purposes.

We monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. Credit risk, including but not limited to counterparty non-performance under derivatives and our revolving credit facility, is not considered significant, as we primarily conduct business with large, well-established financial institutions that we have established relationships with and that have credit risks acceptable to us or the credit risk is spread out among a large number of creditors. We do not anticipate non-performance by any of our significant counterparties.

The following table sets forth the fair value of our derivatives including the balance sheet location (in thousands):

	September 30, 2012	December 31, 2011
Fuel swaps designated as hedging instruments:
Prepaid expenses and other assets	$9,223	$5,484
Other long-term assets	4,445	—
Other long-term liabilities	—	(440)
Fuel collars designated as hedging instruments:
Prepaid expenses and other assets	2,918	4,377
Other long-term assets	1,211	740
Fuel options not designated as hedging instruments:
Prepaid expenses and other assets	(475)	(1,278)
Other long-term assets	(1,421)	(1,670)
Foreign currency options designated as hedging instruments:
Accrued expenses and other liabilities	(20,347)	—
Other long-term liabilities	(15,924)	(15,927)
Foreign currency forward contracts designated as hedging instruments:
Prepaid expenses and other assets	4,332	—
Foreign currency collar designated as a hedging instrument:
Other long-term assets	5,156	—

Fair value of our derivatives is derived using valuation models that utilize the income valuation approach. These valuation models take into account the contract terms, as well as other inputs such as fuel types, fuel curves, exchange rates, volatility, creditworthiness of the counterparty and the Company, as well as other data points.

Fuel Swaps

As of September 30, 2012, we had fuel swaps maturing through December 31, 2014 which are used to mitigate the financial impact of volatility in fuel prices pertaining to approximately 536 thousand metric tons of our projected fuel purchases.

The effects of the fuel swaps on the consolidated financial statements, which were designated as cash flow hedges, were as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Gain (loss) recognized in other comprehensive income (loss) – effective portion	$30,848	$(8,472)	$23,029	$17,477
Gain (loss) recognized in other income (expense) – ineffective portion	157	(64)	(473)	1,240
Amount reclassified from accumulated other comprehensive income (loss) into fuel expense	(1,600)	(9,169)	(13,932)	(26,287)

	$29,405	$(17,705)	$8,624	$(7,570)

Fuel Collars and Options

As of September 30, 2012, we had fuel collars and fuel options maturing through December 31, 2014 which are used to mitigate the financial impact of volatility in fuel prices pertaining to approximately 118 thousand metric tons of our projected fuel purchases.

The effects of the fuel collars on the consolidated financial statements, which were designated as cash flow hedges, were as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Gain (loss) recognized in other comprehensive income (loss) – effective portion	$5,060	$(4,825)	$2,441	$(2,570)
Gain (loss) recognized in other income (expense) – ineffective portion	479	(91)	142	—
Amount reclassified from accumulated other comprehensive income (loss) into fuel expense	(1,107)	—	(5,377)	—

	$4,432	$(4,916)	$(2,794)	$(2,570)

The effects of the fuel options on the consolidated financial statements, which were not designated as hedging instruments, were as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Gain (loss) recognized in other income (expense)	$1,143	$(1,952)	$2,858	$443

Foreign Currency Options

As of September 30, 2012, we had foreign currency derivatives consisting of call options with deferred premiums which are used to mitigate the financial impact of volatility in foreign currency exchange rates related to our ship construction contracts denominated in euros. If the spot rate at the date the ships are delivered is less than the strike price under these option contracts we would pay the deferred premium and not exercise the foreign currency options. The notional amount of our foreign currency options was €395.0 million, or $508.0 million based on the euro/U.S. dollar exchange rate as of September 30, 2012.

The effects of the foreign currency options on the consolidated financial statements, which were designated as cash flow hedges, were as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Loss recognized in other comprehensive income (loss) – effective portion	$(2,813)	$(12,287)	$(19,848)	$(4,640)
Loss recognized in other income (expense) – ineffective portion	(134)	(350)	(484)	(110)

	$(2,947)	$(12,637)	$(20,332)	$(4,750)

Foreign Currency Forward Contracts

As of September 30, 2012, we had foreign currency forward contracts which are used to mitigate the financial impact of volatility in foreign currency exchange rates related to our ship construction contracts denominated in euros. The notional amount of our foreign currency forward contracts was €147.0 million, or $189.0 million based on the euro/U.S. dollar exchange rate as of September 30, 2012.

The effects of the foreign currency forward contracts on the consolidated financial statements, which were designated as cash flow hedges, were as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Gain recognized in other comprehensive income (loss) – effective portion	$2,609	$—	$4,332	$—

Foreign Currency Collar

As of September 30, 2012, we had a foreign currency collar which is used to mitigate the financial impact of volatility in foreign currency exchange rates related to our ship construction contracts denominated in euros. The notional amount of our foreign currency collar was €100.0 million, or $128.6 million based on the euro/U.S. dollar exchange rate as of September 30, 2012.

The effects of the foreign currency collar on the consolidated financial statements, which was designated as a cash flow hedge, was as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Gain recognized in other comprehensive income (loss) – effective portion	$5,156	$—	$5,156	$—

Long-Term Debt

As of September 30, 2012 and December 31, 2011, the fair value of our long-term debt, including the current portion, was $3,027.5 million and $3,113.9 million, which was $116.6 million and $75.8 million higher, respectively, than the carrying values. The difference between the fair value and carrying value of our long-term debt is due to our fixed and variable rate debt obligations carrying interest rates that are above or below market rates at the measurement dates. The fair value of our long-term debt was calculated based on estimated rates for the same or similar instruments with similar terms and remaining maturities. As of September 30, 2012, the carrying value of our note payable due to Genting HK approximated fair value.

Other

The carrying amounts reported in the consolidated balance sheets of all financial assets and liabilities other than our long-term debt approximate fair value.

5.	Supplemental Cash Flow Information

For the nine months ended September 30, 2012, we had non-cash investing and financing activities of $205.5 million in connection with the purchase of Norwegian Sky (we refer you to Note 3 “Related Party Transactions”).

6.	Commitments and Contingencies

Ship Construction Contracts

Norwegian Breakaway and Norwegian Getaway, each at approximately 144,000 Gross Tons and 4,000 Berths, are scheduled for delivery in the second quarter of 2013 and the first quarter of 2014, respectively. The aggregate cost of these two ships is approximately €1.3 billion, or $1.7 billion based on the euro/U.S. dollar exchange rate as of September 30, 2012.

Material Litigation

In July 2009, a class action complaint was filed against NCL (Bahamas) Ltd. in the United States District Court, Southern District of Florida, on behalf of a purported class of crew members alleging inappropriate deductions of their wages pursuant to the Seaman’s Wage Act and wrongful termination resulting in a loss of retirement benefits. In December 2010, the Court denied the plaintiffs’ Motion for Class Certification. In February 2011, the plaintiffs filed a Motion for Reconsideration as to the Court’s Order on Class Certification which was denied. The Court tried six individual plaintiffs’ claims, and in September 2012 awarded wages aggregating approximately $100,000 to such plaintiffs. The plaintiffs’ have filed an appeal of the Court’s decision in the individual actions as well as the denial of the Class Certification. We intend to vigorously defend this appeal and are not able at this time to estimate the impact of these proceedings.

In May 2011, a class action complaint was filed against NCL (Bahamas) Ltd. in the United States District Court, Southern District of Florida, on behalf of a purported class of crew members alleging inappropriate deductions of their wages pursuant to the Seaman’s Wage Act and breach of contract. In July 2012 this action was stayed by the Court pending the outcome of the litigation commenced with the class action complaint filed in July 2009. We are vigorously defending this action and are not able at this time to estimate the impact of these proceedings.

In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability is typically limited to our deductible amount. Nonetheless, the ultimate outcome of these claims and lawsuits that are not covered by insurance cannot be determined at this time. We have evaluated our overall exposure with respect to all of our threatened and pending litigation and, to the extent required, we have accrued amounts for all estimable probable losses associated with our deemed exposure. We are currently unable to estimate any other potential contingent losses beyond those accrued, as discovery is not complete nor is adequate information available to estimate such range of loss or potential recovery. We intend to vigorously defend our legal position on all claims and, to the extent necessary, seek recovery.

7.	Subsequent Events

In October 2012, we reached an agreement with Meyer Werft GmbH of Papenburg, Germany to build a new cruise ship for delivery in the fourth quarter of 2015 with an option to build a second ship with an expected delivery date in spring 2017. Currently referred to as “Breakaway Plus,” this new ship will be the largest in our fleet at approximately 163,000 Gross Tons and 4,200 Berths and will be similar in design and innovation to our current Breakaway class ships which are currently under construction. The contract cost of this ship is approximately €698.4 million, or $898.1 million based on the euro/U.S. dollar exchange rate as of September 30, 2012. We entered into an export credit facility that provides financing for 80% of the contract price of the ship. In addition, we have an option in place for export credit financing for the second ship on similar terms.

8.	Guarantor Subsidiaries

The $450.0 million 11.75% Senior Secured Notes due 2016 issued by us are guaranteed by certain of our subsidiaries with first-priority mortgages on four of our ships, Norwegian Star, Norwegian Spirit, Norwegian Sun and Norwegian Dawn, and a first-priority security interest in all earnings, proceeds of insurance and certain other interests related to these ships, subject to certain exceptions and permitted liens. These subsidiary guarantors are 100% owned subsidiaries of NCL Corporation Ltd. and we have fully and unconditionally guaranteed these notes, subject to customary automatic release provisions, on a joint and several basis.

The following condensed consolidating financial statements for NCL Corporation Ltd., the combined non-guarantor subsidiaries and combined guarantor subsidiaries present condensed consolidating statements of operations for the three and nine months ended September 30, 2012 and 2011, condensed consolidating balance sheets as of September 30, 2012 and December 31, 2011, and condensed consolidating statements of cash flows for the nine months ended September 30, 2012 and 2011, using the equity method of accounting, as well as elimination entries necessary to consolidate the parent company and all of its subsidiaries.

The outstanding debt resides with the primary obligor. Interest expense was allocated based on the value of the ships, and marketing, general and administrative expense was allocated based on Capacity Days. Management fee represents the charge for the allocation of interest expense to the subsidiaries.

Condensed Consolidating Statement of Operations

For the Three Months Ended September 30, 2012

(unaudited, in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$145,645	$344,677	$—	$490,322
Onboard and other	—	50,046	134,043	—	184,089

Total revenue	—	195,691	478,720	—	674,411

Cruise operating expense
Commissions, transportation and other	—	38,435	83,896	—	122,331
Onboard and other	—	11,920	41,721	—	53,641
Payroll and related	—	21,306	51,655	—	72,961
Fuel	—	22,657	46,945	—	69,602
Food	—	10,566	21,886	—	32,452
Other	—	12,452	30,632	—	43,084

Total cruise operating expense	—	117,336	276,735	—	394,071

Other operating expense
Marketing, general and administrative	—	22,672	35,107	—	57,779
Depreciation and amortization	—	14,022	34,401	—	48,423

Total other operating expense	—	36,694	69,508	—	106,202

Operating income	—	41,661	132,477	—	174,138

Non-operating income (expense)
Interest expense, net	(26,795)	(7,433)	(39,763)	26,795	(47,196)
Management fee	26,795	—	—	(26,795)	—
Other income (expense)	1,627	9	(390)	—	1,246
Equity in earnings of subsidiaries	126,561	—	—	(126,561)	—

Total non-operating income (expense)	128,188	(7,424)	(40,153)	(126,561)	(45,950)

Net income	$128,188	$34,237	$92,324	$(126,561)	$128,188

Comprehensive income
Net income	$128,188	$34,237	$92,324	$(126,561)	$128,188
Total other comprehensive income (loss)	38,251	(13,101)	(22,809)	35,910	38,251

Total comprehensive income	$166,439	$21,136	$69,515	$(90,651)	$166,439

Condensed Consolidating Statement of Operations

For the Three Months Ended September 30, 2011

(unaudited, in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$144,312	$345,769	$—	$490,081
Onboard and other	—	56,510	120,043	—	176,553

Total revenue	—	200,822	465,812	—	666,634

Cruise operating expense
Commissions, transportation and other	—	37,866	88,686	—	126,552
Onboard and other	—	17,217	33,346	—	50,563
Payroll and related	—	21,929	52,519	—	74,448
Fuel	—	20,870	40,236	—	61,106
Food	—	10,333	22,481	—	32,814
Other	—	17,418	36,379	—	53,797

Total cruise operating expense	—	125,633	273,647	—	399,280

Other operating expense
Marketing, general and administrative	—	24,175	36,643	—	60,818
Depreciation and amortization	—	13,971	32,546	—	46,517

Total other operating expense	—	38,146	69,189	—	107,335

Operating income	—	37,043	122,976	—	160,019

Non-operating income (expense)
Interest expense, net	(22,388)	(6,210)	(43,678)	22,388	(49,888)
Management fee	22,388	—	—	(22,388)	—
Other income (expense)	(2,416)	173	(379)	—	(2,622)
Equity in earnings of subsidiaries	109,925	—	—	(109,925)	—

Total non-operating income (expense)	107,509	(6,037)	(44,057)	(109,925)	(52,510)

Net income	$107,509	$31,006	$78,919	$(109,925)	$107,509

Comprehensive income
Net income	$107,509	$31,006	$78,919	$(109,925)	$107,509
Total other comprehensive loss	(34,658)	(15,691)	(27,714)	43,405	(34,658)

Total comprehensive income	$72,851	$15,315	$51,205	$(66,520)	$72,851

Condensed Consolidating Statement of Operations

For the Nine Months Ended September 30, 2012

(unaudited, in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$366,385	$891,486	$—	$1,257,871
Onboard and other	—	147,171	368,033	—	515,204

Total revenue	—	513,556	1,259,519	—	1,773,075

Cruise operating expense
Commissions, transportation and other	—	97,393	224,247	—	321,640
Onboard and other	—	35,415	101,436	—	136,851
Payroll and related	—	64,331	156,352	—	220,683
Fuel	—	71,681	135,062	—	206,743
Food	—	30,295	64,868	—	95,163
Other	—	42,900	109,859	—	152,759

Total cruise operating expense	—	342,015	791,824	—	1,133,839

Other operating expense
Marketing, general and administrative	—	73,538	117,210	—	190,748
Depreciation and amortization	—	42,038	98,862	—	140,900

Total other operating expense	—	115,576	216,072	—	331,648

Operating income	—	55,965	251,623	—	307,588

Non-operating income (expense)
Interest expense, net	(81,273)	(22,544)	(119,727)	81,273	(142,271)
Management fee	81,273	—	—	(81,273)	—
Other income	2,073	21	92	—	2,186
Equity in earnings of subsidiaries	165,430	—	—	(165,430)	—

Total non-operating income (expense)	167,503	(22,523)	(119,635)	(165,430)	(140,085)

Net income	$167,503	$33,442	$131,988	$(165,430)	$167,503

Comprehensive income
Net income	$167,503	$33,442	$131,988	$(165,430)	$167,503
Total other comprehensive loss	(3,905)	(6,994)	(12,316)	19,310	(3,905)

Total comprehensive income	$163,598	$26,448	$119,672	$(146,120)	$163,598

Condensed Consolidating Statement of Operations

For the Nine Months Ended September 30, 2011

(unaudited, in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$348,623	$877,357	$—	$1,225,980
Onboard and other	—	152,887	351,863	—	504,750

Total revenue	—	501,510	1,229,220	—	1,730,730

Cruise operating expense
Commissions, transportation and other	—	91,409	228,202	—	319,611
Onboard and other	—	42,965	90,685	—	133,650
Payroll and related	—	66,053	152,964	—	219,017
Fuel	—	66,388	115,328	—	181,716
Food	—	29,351	65,985	—	95,336
Other	—	59,679	115,486	—	175,165

Total cruise operating expense	—	355,845	768,650	—	1,124,495

Other operating expense
Marketing, general and administrative	—	72,706	120,472	—	193,178
Depreciation and amortization	—	41,867	97,417	—	139,284

Total other operating expense	—	114,573	217,889	—	332,462

Operating income	—	31,092	242,681	—	273,773

Non-operating income (expense)
Interest expense, net	(83,575)	(23,182)	(121,257)	83,575	(144,439)
Management fee	83,575	—	—	(83,575)	—
Other income (expense)	1,571	114	(2,219)	—	(534)
Equity in earnings of subsidiaries	127,229	—	—	(127,229)	—

Total non-operating income (expense)	128,800	(23,068)	(123,476)	(127,229)	(144,973)

Net income	$128,800	$8,024	$119,205	$(127,229)	$128,800

Comprehensive income (loss)
Net income	$128,800	$8,024	$119,205	$(127,229)	$128,800
Total other comprehensive loss	(16,329)	(9,467)	(16,820)	26,287	(16,329)

Total comprehensive income (loss)	$112,471	$(1,443)	$102,385	$(100,942)	$112,471

Condensed Consolidating Balance Sheet

As of September 30, 2012

(unaudited, in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$6,394	$62,300	$—	$68,694
Accounts receivable, net	—	1,222	13,897	—	15,119
Due from Affiliate	2,370,622	—	—	(2,370,622)	—
Inventories	—	13,143	30,032	—	43,175
Prepaid expenses and other assets	17,597	3,828	39,211	—	60,636

Total current assets	2,388,219	24,587	145,440	(2,370,622)	187,624
Property and equipment, net	—	1,191,213	3,743,221	—	4,934,434
Goodwill and tradenames	602,792	—	8,538	—	611,330
Other long-term assets	59,286	—	99,969	—	159,255
Investment in subsidiaries	385,683	—	—	(385,683)	—

Total assets	$3,435,980	$1,215,800	$3,997,168	$(2,756,305)	$5,892,643

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$26,703	$—	$157,453	$—	$184,156
Accounts payable	—	5,052	61,909	—	66,961
Accrued expenses and other liabilities	68,140	43,551	142,214	—	253,905
Due to Affiliate	—	689,012	1,711,462	(2,370,622)	29,852
Advance ticket sales	—	—	378,240	—	378,240

Total current liabilities	94,843	737,615	2,451,278	(2,370,622)	913,114
Long-term debt	1,310,087	—	1,416,655	—	2,726,742
Due to Affiliate	—	—	177,013	—	177,013
Other long-term liabilities	19,538	4,411	40,313	—	64,262

Total liabilities	1,424,468	742,026	4,085,259	(2,370,622)	3,881,131

Commitments and contingencies
Shareholders’ equity:
Ordinary shares	25	24	87,818	(87,842)	25
Additional paid-in capital	2,335,424	379,946	235,484	(615,430)	2,335,424
Accumulated other comprehensive income (loss)	(23,699)	—	(8,123)	8,123	(23,699)
Retained earnings (deficit)	(300,238)	93,804	(403,270)	309,466	(300,238)

Total shareholders’ equity	2,011,512	473,774	(88,091)	(385,683)	2,011,512

Total liabilities and shareholders’ equity	$3,435,980	$1,215,800	$3,997,168	$(2,756,305)	$5,892,643

Condensed Consolidating Balance Sheet

As of December 31, 2011

(unaudited, in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$7,133	$51,793	$—	$58,926
Accounts receivable, net	—	1,852	6,307	—	8,159
Due from Affiliate	2,451,062	—	—	(2,451,062)	—
Inventories	—	10,983	25,251	—	36,234
Prepaid expenses and other assets	13,287	5,840	29,697	—	48,824

Total current assets	2,464,349	25,808	113,048	(2,451,062)	152,143
Property and equipment, net	—	1,227,082	3,413,011	—	4,640,093
Goodwill and tradenames	602,792	—	—	—	602,792
Other long-term assets	56,972	—	110,411	—	167,383
Investment in subsidiaries	215,969	—	—	(215,969)	—

Total assets	$3,340,082	$1,252,890	$3,636,470	$(2,667,031)	$5,562,411

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$46,029	$—	$154,553	$—	$200,582
Accounts payable	—	608	79,719	—	80,327
Accrued expenses and other liabilities	26,815	44,556	136,731	—	208,102
Due to Affiliate	—	764,978	1,689,047	(2,451,062)	2,963
Advance ticket sales	—	—	325,472	—	325,472

Total current liabilities	72,844	810,142	2,385,522	(2,451,062)	817,446
Long-term debt	1,401,563	—	1,435,936	—	2,837,499
Other long-term liabilities	21,212	2,416	39,375	—	63,003

Total liabilities	1,495,619	812,558	3,860,833	(2,451,062)	3,717,948

Commitments and contingencies
Shareholders’ equity:
Ordinary shares	25	24	87,818	(87,842)	25
Additional paid-in capital	2,331,973	379,946	231,495	(611,441)	2,331,973
Accumulated other comprehensive income (loss)	(19,794)	—	(8,418)	8,418	(19,794)
Retained earnings (deficit)	(467,741)	60,362	(535,258)	474,896	(467,741)

Total shareholders’ equity	1,844,463	440,332	(224,363)	(215,969)	1,844,463

Total liabilities and shareholders’ equity	$3,340,082	$1,252,890	$3,636,470	$(2,667,031)	$5,562,411

Condensed Consolidating Statement of Cash Flows

For the Nine Months Ended September 30, 2012

(unaudited, in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net income	$167,503	$33,442	$131,988	$(165,430)	$167,503
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	8,712	42,041	110,028	—	160,781
Gain on derivatives	(2,067)	—	—	—	(2,067)
Write-off of deferred financing fees	918	—	1,440	—	2,358
Share-based compensation expense	—	—	495	—	495
Premium on debt issuance	6,000	—	—	—	6,000
Equity in earnings of subsidiaries	(165,430)	—	—	165,430	—
Changes in operating assets and liabilities:
Accounts receivable, net	—	630	(5,279)	—	(4,649)
Inventories	—	(2,160)	(4,781)	—	(6,941)
Prepaid expenses and other assets	2,353	2,012	(3,990)	—	375
Accounts payable	—	4,444	(17,837)	—	(13,393)
Accrued expenses and other liabilities	101,917	(74,976)	371	—	27,312
Advance ticket sales	—	—	38,749	—	38,749

Net cash provided by operating activities	119,906	5,433	251,184	—	376,523

Cash flows from investing activities
Additions to property and equipment and other	—	(6,172)	(223,683)	—	(229,855)

Net cash used in investing activities	—	(6,172)	(223,683)	—	(229,855)

Cash flows from financing activities
Repayments of long-term debt	(582,627)	—	(135,628)	—	(718,255)
Proceeds from long-term debt	465,743	—	119,247	—	584,990
Other	(3,022)	—	(613)	—	(3,635)

Net cash used in financing activities	(119,906)	—	(16,994)	—	(136,900)

Net increase (decrease) in cash and cash equivalents	—	(739)	10,507	—	9,768
Cash and cash equivalents at beginning of period	—	7,133	51,793	—	58,926

Cash and cash equivalents at end of period	$—	$6,394	$62,300	$—	$68,694

Condensed Consolidating Statement of Cash Flows

For the Nine Months Ended September 30, 2011

(unaudited, in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net income	$128,800	$8,024	$119,205	$(127,229)	$128,800
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	8,526	41,867	109,134	—	159,527
Gain on derivatives	(1,573)	—	—	—	(1,573)
Share-based compensation expense	—	—	906	—	906
Equity in earnings of subsidiaries	(127,229)	—	—	127,229	—
Changes in operating assets and liabilities:
Accounts receivable, net	1,314	(1,221)	(4,719)	—	(4,626)
Inventories	—	(1,348)	(7,450)	—	(8,798)
Prepaid expenses and other assets	(3,595)	(2,923)	(2,636)	—	(9,154)
Accounts payable	—	133	78	—	211
Accrued expenses and other liabilities	212,293	(18,565)	(170,747)	—	22,981
Advance ticket sales	—	—	35,272	—	35,272

Net cash provided by operating activities	218,536	25,967	79,043	—	323,546

Cash flows from investing activities
Additions to property and equipment	—	(28,405)	(88,916)	—	(117,321)

Net cash used in investing activities	—	(28,405)	(88,916)	—	(117,321)

Cash flows from financing activities
Repayments of long-term debt	(292,999)	—	(41,987)	—	(334,986)
Proceeds from long-term debt	75,000	—	47,086	—	122,086
Other	(537)	—	—	—	(537)

Net cash provided by (used in) financing activities	(218,536)	—	5,099	—	(213,437)

Net decrease in cash and cash equivalents	—	(2,438)	(4,774)	—	(7,212)
Cash and cash equivalents at beginning of period	—	7,833	47,214	—	55,047

Cash and cash equivalents at end of period	$—	$5,395	$42,440	$—	$47,835

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Certain statements under this caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this report on Form 6-K, constitute forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical facts in this report, including, without limitation, those regarding our business strategy, financial position, results of operations, plans, prospects and objectives of management for future operations (including development plans and objectives relating to our activities), are forward-looking statements. Many, but not all of these statements can be found by looking for words like “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend” and “future” and for similar words. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to:

•

the adverse impact of the worldwide economic downturn and related factors such as high levels of unemployment and underemployment, declines in the securities and real estate markets, and perceptions of these conditions that decrease the level of disposable income of consumers or consumer confidence;

•	changes in cruise capacity, as well as capacity changes in the overall vacation industry;

•	intense competition from other cruise companies as well as non-cruise vacation alternatives which may affect our ability to compete effectively;

•

our substantial leverage, including the inability to generate the necessary amount of cash to service our existing debt, repay our credit facilities if payment is accelerated and incur substantial indebtedness in the future;

•	changes in fuel prices or other cruise operating costs;

•	the risks associated with operating internationally;

•	the continued borrowing availability under our credit facilities and compliance with our financial covenants;

•	our ability to incur significantly more debt despite our substantial existing indebtedness;

•

the impact of volatility and disruptions in the global credit and financial markets which may adversely affect our ability to borrow and could increase our counterparty credit risks, including those under our credit facilities, derivatives, contingent obligations, insurance contracts and new ship progress payment guarantees;

•	adverse events impacting the security of travel that may affect consumer demand for cruises such as terrorist acts, acts of piracy, armed conflict and other international events;

•	the impact of any future changes relating to how travel agents sell and market our cruises;

•	the impact of any future increases in the price of, or major changes or reduction in, commercial airline services;

•	the impact of the spread of contagious diseases;

•

accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers or causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises;

•	the impact of any breaches in data security or other disturbances to our information technology and other networks;

•

our ability to attract and retain key personnel, qualified shipboard crew, maintain good relations with employee unions, maintain or renegotiate our collective bargaining agreements on favorable terms and prevent any disruptions in work;

•	the continued availability of attractive port destinations;

•	the control of our Company by certain of our shareholders whose interests may not continue to be aligned with ours;

•	the impact of problems encountered at shipyards, as well as, any potential claim, impairment loss, cancellation or breach of contract in connection with our contracts with shipyards;

•	changes involving the tax, environmental, health, safety, security and other regulatory regimes in which we operate;

•	our ability to obtain insurance coverage on terms that are favorable or consistent with our expectations;

•	the lack of acceptance of new itineraries, products or services by our targeted customers;

•	our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our brands and business worldwide;

•	the costs of new initiatives and our ability to achieve expected cost savings from our new initiatives;

•	changes in interest rates and/or foreign currency rates;

•	increases in our future fuel expenses related to implementing International Maritime Organization regulations, which require the use of higher priced low sulfur fuels in certain cruising areas;

•	the delivery schedules and estimated costs of new ships on terms that are favorable or consistent with our expectations;

•	the impact of pending or threatened litigation and investigations;

•	the impact of changes in our credit ratings;

•	the possibility of environmental liabilities and other damage that is not covered by insurance or that exceeds our insurance coverage;

•	our ability to attain and maintain any price increases for our products;

•	the impact of delays, costs and other factors resulting from emergency ship repairs as well as scheduled repairs, maintenance and refurbishment of our ships;

•	the implementation of regulations in the U.S. requiring U.S. citizens to obtain passports for travel to additional foreign destinations;

•	the impact of weather and natural disasters; and

•	other factors set forth under “Risk Factors” in our Form 20-F for the year ended December 31, 2011 and other documents we have filed with the Securities and Exchange Commission.

The above examples are not exhaustive and new risks emerge from time to time. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Such forward-looking statements are based on our current beliefs, assumptions, expectations, estimates and projections regarding our present and future business strategies and the environment in which we will operate in the future. These forward-looking statements speak only as of the date of this report. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change of events, conditions or circumstances on which any such statement was based.

The interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2011, which are included in our most recently filed Annual Report on Form 20-F.

Terminology

Unless otherwise indicated in this report, the following terms have the meanings set forth below:

•	Adjusted EBITDA. EBITDA adjusted for other income (expense) and other supplemental adjustments (we refer you to “Results of Operations” for a calculation of Adjusted EBITDA).

•	Berths. Double occupancy capacity per cabin (single occupancy per studio cabin) even though many cabins can accommodate three or more passengers.

•	Capacity Days. Available Berths multiplied by the number of cruise days for the period.

•	Charter. The hire of a ship for a specified period of time.

•

Constant Currency. A calculation whereby foreign currency-denominated revenue and expenses in a period are converted at the U.S. dollar exchange rate of a comparable period in order to eliminate the effects of the foreign exchange fluctuations.

•

Dry-dock. A process whereby a ship is positioned in a large basin where all of the fresh/sea water is pumped out in order to carry out cleaning and repairs of those parts of a ship which are below the water line.

•	EBITDA. Earnings before interest, taxes, depreciation and amortization.

•	Gross Cruise Cost. The sum of total cruise operating expense and marketing, general and administrative expense.

•	Gross Tons. A unit of enclosed passenger space on a cruise ship, such that one gross ton = 100 cubic feet or 2.831 cubic meters.

•	Gross Yield. Total revenue per Capacity Day.

•	Net Cruise Cost. Gross Cruise Cost less commissions, transportation and other expense and onboard and other expense.

•	Net Cruise Cost Excluding Fuel. Net Cruise Cost less fuel expense.

•	Net Revenue. Total revenue less commissions, transportation and other expense and onboard and other expense.

•	Net Yield. Net Revenue per Capacity Day.

•	Shipboard Retirement Plan. An unfunded defined benefit pension plan for certain crew members which computes benefits based on years of service, subject to certain requirements.

•	Occupancy Percentage. The ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

•	Passenger Cruise Days. The number of passengers carried for the period, multiplied by the number of days in their respective cruises.

Non-GAAP Financial Measures

We use certain non-GAAP financial measures, such as Net Revenue, Net Yield, Net Cruise Cost and Adjusted EBITDA to enable us to analyze our performance. We utilize Net Revenue and Net Yield to manage our business on a day-to-day basis and believe that they are the most relevant measures of our revenue performance because they reflect the revenue earned by us net of significant variable costs and are commonly used in the cruise industry to measure revenue performance. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Cost and Net Cruise Cost Excluding Fuel to be the most relevant indicators of our performance and are commonly used in the cruise industry as a measurement of costs.

As our business includes the sourcing of passengers and deployment of vessels outside of North America, a portion of our revenue and expenses are denominated in foreign currencies, particularly euro and British Pound sterling, which are subject to fluctuations in currency exchange rates versus our reporting currency, the U.S. dollar. In order to monitor results excluding these fluctuations, we calculate certain non-GAAP measures on a Constant Currency basis whereby current period revenue and expenses denominated in foreign currencies are converted to U.S. dollars using currency exchange rates of the comparable period. We believe that presenting these non-GAAP measures on both a reported and Constant Currency basis is useful in providing a more comprehensive view of trends in our business.

We believe that Adjusted EBITDA is appropriate as a supplemental financial measure as it is used by management to assess operating performance, is a factor in the evaluation of the performance of management and is the primary metric used in determining the Company’s performance incentive bonus paid to its employees. We believe that Adjusted EBITDA is a useful measure in determining the Company’s performance as it reflects certain operating drivers of the Company’s business, such as sales growth, operating costs, marketing, general and administrative expense and other operating income and expense. You are encouraged to evaluate each adjustment and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this measure in isolation or as a substitute for analysis of our results as reported under GAAP. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Adjusted EBITDA is not a defined term under GAAP. Adjusted EBITDA is not intended to be a measure of liquidity or cash flows from operations or measures comparable to net income as it does not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments and it includes other supplemental adjustments. Our non-GAAP financial measures may not be comparable to other companies. Please see a historical reconciliation of these measures to items in our consolidated financial statements below in the “Results of Operations” section.

Financial Presentation

Revenue from our cruise and cruise-related activities are categorized by us as “passenger ticket revenue” and “onboard and other revenue.” Passenger ticket revenue and onboard and other revenue vary according to the size of the ship in operation, the length of cruises operated and the markets in which the ship operates. Our revenue is seasonal based on demand for cruises, which has historically been strongest during the summer months.

Passenger ticket revenue primarily consists of revenue for accommodations, meals in certain restaurants on the ship, certain onboard entertainment, and includes revenue for service charges and air and land transportation to and from the ship to the extent passengers purchase these items from us.

Onboard and other revenue primarily consists of revenue from gaming, beverage sales, specialty dining, shore excursions, retail sales and spa services. We record onboard revenue from onboard activities we perform directly or that are performed by independent concessionaires, from which we receive a share of their revenue.

Our cruise operating expense is classified as follows:

•

Commissions, transportation and other primarily consists of direct costs associated with passenger ticket revenue. These costs include travel agent commissions, air and land transportation expenses, related credit card fees, costs associated with service charges and certain port expenses.

•

Onboard and other primarily consists of direct costs that are incurred in connection with onboard and other revenue. These include costs incurred in connection with shore excursions, beverage sales, and gaming.

•	Payroll and related consists of the cost of wages and benefits for shipboard employees.

•	Fuel includes fuel costs, the impact of certain fuel hedges, and fuel delivery costs.

•	Food consists of food costs for passengers and crew.

•	Other consists of repairs and maintenance (including Dry-dock costs), ship insurance, Charter costs and other ship expenses.

Executive Quarterly Overview

Three months ended September 30, 2012 (“2012”) compared to the three months ended September 30, 2011 (“2011”)

Total revenue increased 1.2% to $674.4 million in 2012 compared to $666.6 million in 2011. Net Revenue in 2012 increased 1.8% to $498.4 million from $489.5 million in 2011 due to an increase in Net Yield of 1.0%.

Net income increased to $128.2 million in 2012 from $107.5 million in 2011. Operating income increased 8.8% to $174.1 million in 2012 from $160.0 million in 2011 and Adjusted EBITDA (we refer you to our Results of Operations below for a calculation of Adjusted EBITDA) improved 7.2% for the same period.

Results of Operations

The following table sets forth operating data as a percentage of revenue:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Revenue
Passenger ticket	72.7%	73.5%	70.9%	70.8%
Onboard and other	27.3%	26.5%	29.1%	29.2%

Total revenue	100.0%	100.0%	100.0%	100.0%

Cruise operating expense
Commissions, transportation and other	18.1%	19.0%	18.1%	18.5%
Onboard and other	8.0%	7.6%	7.7%	7.7%
Payroll and related	10.8%	11.2%	12.4%	12.7%
Fuel	10.3%	9.2%	11.7%	10.5%
Food	4.8%	4.9%	5.4%	5.5%
Other	6.4%	8.0%	8.7%	10.1%

Total cruise operating expense	58.4%	59.9%	64.0%	65.0%

Other operating expense
Marketing, general and administrative	8.6%	9.1%	10.8%	11.2%
Depreciation and amortization	7.2%	7.0%	7.9%	8.0%

Total other operating expense	15.8%	16.1%	18.7%	19.2%

Operating income	25.8%	24.0%	17.3%	15.8%

Non-operating income (expense)
Interest expense, net	(7.0)%	(7.5)%	(8.0)%	(8.4)%
Other income (expense)	0.2%	(0.4)%	0.1%	—%

Total non-operating income (expense)	(6.8)%	(7.9)%	(7.9)%	(8.4)%

Net income	19.0%	16.1%	9.4%	7.4%

The following table sets forth selected statistical information:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Passengers carried	402,231	412,996	1,160,241	1,160,076
Passenger Cruise Days	2,727,697	2,724,424	7,865,959	7,755,229
Capacity Days	2,418,832	2,400,480	7,192,091	7,083,888
Occupancy Percentage	112.8%	113.5%	109.4%	109.5%

Gross Yield and Net Yield were calculated as follows (in thousands, except Capacity Days and Yield data):

	Three Months Ended September 30,			Nine Months Ended September 30,
	2012	2012 Constant Currency	2011	2012	2012 Constant Currency	2011
Passenger ticket revenue	$490,322	$500,870	$490,081	$1,257,871	$1,274,089	$1,225,980
Onboard and other revenue	184,089	184,089	176,553	515,204	515,204	504,750

Total revenue	674,411	684,959	666,634	1,773,075	1,789,293	1,730,730
Less:
Commissions, transportation and other expense	122,331	125,172	126,552	321,640	325,972	319,611
Onboard and other expense	53,641	53,641	50,563	136,851	136,851	133,650

Net Revenue	$498,439	$506,146	$489,519	$1,314,584	$1,326,470	$1,277,469

Capacity Days	2,418,832	2,418,832	2,400,480	7,192,091	7,192,091	7,083,888
Gross Yield	$278.82	$283.18	$277.71	$246.53	$248.79	$244.32
Net Yield	$206.07	$209.25	$203.93	$182.78	$184.43	$180.33

Gross Cruise Cost, Net Cruise Cost and Net Cruise Cost Excluding Fuel were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Three Months Ended September 30,			Nine Months Ended September 30,
	2012	2012 Constant Currency	2011	2012	2012 Constant Currency	2011
Total cruise operating expense	$394,071	$399,639	$399,280	$1,133,839	$1,141,792	$1,124,495
Marketing, general and administrative expense	57,779	58,394	60,818	190,748	192,138	193,178

Gross Cruise Cost	451,850	458,033	460,098	1,324,587	1,333,930	1,317,673
Less:
Commissions, transportation and other expense	122,331	125,172	126,552	321,640	325,972	319,611
Onboard and other expense	53,641	53,641	50,563	136,851	136,851	133,650

Net Cruise Cost	275,878	279,220	282,983	866,096	871,107	864,412
Less:
Fuel expense	69,602	69,602	61,106	206,743	206,743	181,716

Net Cruise Cost Excluding Fuel	$206,276	$209,618	$221,877	$659,353	$664,364	$682,696

Capacity Days	2,418,832	2,418,832	2,400,480	7,192,091	7,192,091	7,083,888
Gross Cruise Cost per Capacity Day	$186.81	$189.36	$191.67	$184.17	$185.47	$186.01
Net Cruise Cost per Capacity Day	$114.05	$115.44	$117.89	$120.42	$121.12	$122.03
Net Cruise Cost Excluding Fuel per Capacity Day	$85.28	$86.66	$92.43	$91.68	$92.37	$96.37

Adjusted EBITDA was calculated as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Net income	$128,188	$107,509	$167,503	$128,800
Interest expense, net	47,196	49,888	142,271	144,439
Depreciation and amortization expense	48,423	46,517	140,900	139,284

EBITDA	223,807	203,914	450,674	412,523
Other (income) expense	(1,246)	2,622	(2,186)	534
Other (1)	1,014	2,038	3,686	4,730

Adjusted EBITDA	$223,575	$208,574	$452,174	$417,787

(1)	Includes non-cash compensation.

Three months ended September 30, 2012 (“2012”) compared to three months ended September 30, 2011 (“2011”)

Revenue

Total revenue increased 1.2% to $674.4 million in 2012 compared to $666.6 million in 2011. Net Revenue increased 1.8% in 2012, due to an increase in Net Yield of 1.0%. The increase in Net Yield was primarily due to an increase in onboard and other revenue as well as an increase in passenger ticket pricing. On a Constant Currency basis, Net Yield increased 2.6% in 2012 compared to 2011.

Expense

Total cruise operating expense decreased 1.3% in 2012 compared to 2011 primarily due to improved ship operating expenses, partially offset by the increase in fuel expense as a result of a 13.5% increase in the average fuel price to $679 per metric ton in 2012 from $598 per metric ton in 2011. Total other operating expense decreased 1.1% compared to 2011 primarily due to efficiencies from business improvement initiatives partially offset by slightly higher marketing expenses. On a Capacity Day basis, Net Cruise Cost decreased 3.3% due to improved ship operating expenses and efficiencies from business improvement initiatives partially offset by an increase in fuel expense as discussed above. Excluding fuel expense, Net Cruise Cost per Capacity Day decreased 7.7%. On a Constant Currency basis, Net Cruise Cost per Capacity Day decreased slightly and excluding fuel expense decreased 6.2%.

Interest expense, net decreased to $47.2 million in 2012 from $49.9 million in 2011 reflecting lower average interest rates.

Nine months ended September 30, 2012 (“2012”) compared to nine months ended September 30, 2011 (“2011”)

Revenue

Total revenue increased 2.4% in 2012 compared to 2011. Net Revenue increased 2.9% in 2012, primarily due to an increase in Capacity Days of 1.5% and an increase in Net Yield of 1.4%. The increase in Capacity Days in 2012 was primarily due to the timing of certain repairs and maintenance and the increase in Net Yield was primarily due to an increase in passenger ticket pricing. On a Constant Currency basis, Net Yield increased 2.3% in 2012 compared to 2011.

Expense

Total cruise operating expense increased slightly in 2012 compared to 2011 due to an increase in fuel expense as a result of a 14.6% increase in the average fuel price to $653 per metric ton in 2012 from $570 per metric ton in 2011, primarily offset by the timing of certain repairs and maintenance. On a Capacity Day basis, Net Cruise Cost decreased 1.3% as the impact from the timing of certain repairs and maintenance and savings from other ship operating expenses was primarily offset by the increase in fuel expense discussed above. Excluding fuel expense, Net Cruise Cost per Capacity Day decreased 4.9%. On a Constant Currency basis, Net Cruise Cost per Capacity Day decreased slightly and excluding fuel expense decreased 4.2%.

Interest expense, net decreased to $142.3 million in 2012 from $144.4 million in 2011 reflecting lower average interest rates partially offset by the write-off of deferred financing fees related to the prepayment of certain of our credit facilities.

Liquidity and Capital Resources

General

As of September 30, 2012, our liquidity was $672.2 million consisting of $68.7 million in cash and cash equivalents and $603.5 million available under our revolving credit facilities. Our primary ongoing liquidity requirements are to finance working capital, capital expenditures, and debt service.

Sources and Uses of Cash

In this section, references to 2012 refer to the nine months ended September 30, 2012 and references to 2011 refer to the nine months ended September 30, 2011.

Net cash provided by operating activities was $376.5 million in 2012 as compared to $323.5 million in 2011. The change in net cash provided by operating activities reflects the increase in net income to $167.5 million in 2012 compared to $128.8 million in 2011, as well as timing differences in cash receipts and payments relating to operating assets and liabilities and $6.0 million related to the premium received from the issuance of $100.0 million of senior unsecured notes.

Net cash used in investing activities was $229.9 million in 2012 primarily related to payments for construction of Norwegian Breakaway and Norwegian Getaway, the purchase of Norwegian Sky, and other ship improvements and shoreside projects. The net cash used in investing activities was $117.3 million in 2011 primarily related to payments for construction of Norwegian Breakaway and Norwegian Getaway and other ship improvements and shoreside projects.

Net cash used in financing activities was $136.9 million in 2012, primarily due to repayments of our revolving credit facilities and other borrowings which were partially offset by borrowings on our revolving credit facilities and by the issuance of $100.0 million of senior unsecured notes. In 2011, net cash used in financing activities was $213.4 million primarily due to repayments of our revolving credit facility.

Capital Expenditures

Future capital commitments consist of contracted commitments, including ship construction contracts and future expected capital expenditures necessary for operations. As of September 30, 2012, anticipated capital expenditures were $48.8 million for the remainder of 2012, and $830.0 million, $711.6 million and $77.0 million for each of the years ending December 31, 2013, 2014 and 2015, respectively, of which we have export credit financing in place for the expenditures related to ship construction contracts of $614.2 million for 2013 and $572.8 million for 2014, based on the euro/U.S. dollar exchange rate as of September 30, 2012.

In October 2012, we reached an agreement with Meyer Werft GmbH of Papenburg, Germany to build a new cruise ship for delivery in the fourth quarter of 2015 with an option to build a second ship with an expected delivery date in spring 2017. Currently referred to as “Breakaway Plus,” this new ship will be the largest in our fleet at approximately 163,000 Gross Tons and 4,200 Berths and will be similar in design and innovation to our current Breakaway class ships which are currently under construction. The contract cost of this ship is approximately €698.4 million, or $898.1 million based on the euro/U.S. dollar exchange rate as of September 30, 2012 of which we have export credit financing in place for 80% of the contract price of the ship.

Norwegian Breakaway and Norwegian Getaway, each at approximately 144,000 Gross Tons and 4,000 Berths, are scheduled for delivery in the second quarter of 2013 and the first quarter of 2014, respectively. The aggregate cost of these two ships is approximately €1.3 billion, or $1.7 billion based on the euro/U.S. dollar exchange rate as of September 30, 2012. In connection with the contracts to build these ships, we do not anticipate any contractual breaches or cancellation to occur. However, if any would occur, it could result in, among other things, the forfeiture of prior deposits or payments made by us, subject to certain refund guarantees, and potential claims and impairment losses which may materially impact our business, financial condition and results of operations.

Capitalized interest for the three and nine months ended September 30, 2012, was $5.7 million and $15.7 million, respectively, and for the three and nine months ended September 30, 2011, was $1.6 million and $11.7 million, respectively, related to the construction of Norwegian Breakaway and Norwegian Getaway.

Contractual Obligations

As of September 30, 2012, our contractual obligations, with initial or remaining terms in excess of one year, including interest payments on long-term debt obligations, were as follows (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (1)	$2,910,898	$184,156	$474,193	$1,001,930	$1,250,619
Due to Affiliate (2)	206,865	29,852	117,665	59,348	—
Operating leases (3)	39,647	6,658	11,928	9,612	11,449
Ship construction contracts (4)	1,332,973	687,414	645,559	—	—
Port facilities (5)	200,628	21,798	50,206	52,150	76,474
Interest (6)	772,179	153,122	282,125	219,703	117,229
Other (7)	47,752	20,273	22,646	4,116	717

Total	$5,510,942	$1,103,273	$1,604,322	$1,346,859	$1,456,488

(1)	Net of unamortized original issue discount of $3.6 million and unamortized premium of $5.6 million. Also includes capital leases.
(2)	Primarily related to the purchase of Norwegian Sky (we refer you to the notes to our consolidated financial statements Note 3 “Related Party Transactions”).
(3)	Primarily for offices, motor vehicles and office equipment.
(4)	Norwegian Breakaway and Norwegian Getaway based on the euro/U.S. dollar exchange rate as of September 30, 2012. Financing is in place from a syndicate of banks for export credit financing.
(5)	Primarily for our usage of certain port facilities.
(6)	Includes fixed and variable rates with LIBOR held constant as of September 30, 2012.
(7)	Future commitments for service and maintenance contracts.

Other

Certain of our service providers have required collateral in the normal course of our business including liens on certain of our ships. The amount of collateral may change based on certain terms and conditions.

As a routine part of our business, depending on market conditions, exchange rates, pricing and our strategy for growth, we regularly consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships, potential acquisitions and strategic alliances. If any of these were to occur, they may be financed through the incurrence of additional permitted indebtedness, through cash flows from operations, or through the issuance of debt, equity or equity-related securities.

Funding Sources

Our debt agreements contain covenants that, among other things, require us to maintain a minimum level of liquidity, as well as limit our net funded debt-to-capital ratio, maintain certain other ratios and restrict our ability to pay dividends. Our ships and substantially all other property and equipment are pledged as collateral for our debt. We believe we were in compliance with these covenants as of September 30, 2012.

The impact of changes in world economies and especially the global credit markets has created a challenging environment and may reduce future consumer demand for cruises and adversely affect our counterparty credit risks. In the event this environment deteriorates, our business, financial condition and results of operations could be adversely impacted.

We believe our cash on hand, expected future operating cash inflows, additional available borrowings under our existing credit facilities and our ability to issue debt securities or raise additional equity, including capital contributions, will be sufficient to fund operations, debt payment requirements, capital expenditures and maintain compliance with covenants under our debt agreements over the next twelve-month period. There is no assurance that cash flows from operations and additional financings will be available in the future to fund our future obligations.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of September 30, 2012. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in our reports filed under the Exchange Act, such as this Report on Form 6-K, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Our disclosure controls and procedures are also intended to provide reasonable assurance that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the three months ended September 30, 2012, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there is only the reasonable assurance that our controls will succeed in achieving their goals under all potential future conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/S/ KEVIN M. SHEEHAN
Name:	Kevin M. Sheehan
Title:	President and Chief Executive Officer

By:	/S/ WENDY A. BECK
Name:	Wendy A. Beck
Title:	Executive Vice President and Chief Financial Officer

Date: November 1, 2012